M.S. Carriers, Inc. Reports Increase In Revenue In First Quarter 2001

Contact: Joe Barrow  (901) 344-4401

Memphis, Tenn. (April 17, 2001) -- M.S. Carriers, Inc. (NASDAQ: MSCA), an irregular route truckload carrier, reports the following results for the quarter ending March 31, 2001:

                           Three Months Ended March 31

                               2001         2000         % Change
                               ----         ----         --------
Revenues                       $ 182.2      $ 167.1        9.0%
Operating Income               $   6.7      $   9.9      -31.8%
Net Income                     $   1.1      $   4.6      -77.0%
Diluted Earnings Per Share     $  0.09      $  0.38      -76.3%
                         (In millions except per share data)
Operating revenues for the first quarter of 2001 increased nine percent to
$182.2 million from $167.1 million in the same period 2000.   Operating income
for the first quarter of 2001 was $6.7 million, a 31.8 percent decrease from $9.9 million in the same period 2000. Net income for the quarter ending March 31, 2001 was $1.1 million, a 77.0 percent decrease from $4.6 million in the first quarter of 2000. Diluted earnings per share for the first quarter of 2001 were nine cents, a decrease of 76.3 percent from 38 cents for the same quarter last year.
Mike Starnes, chairman and chief executive officer said: "Softness in the truckload freight markets during the first quarter of 2001 lowered our operating margins primarily through a greater percentage of non-revenue miles. The months of January and February 2001 were particularly affected by this factor. Market conditions improved in March but were still down compared to last year.
"We are progressing with the merger with Swift Transportation that was announced December 11, 2000. During this quarter, M.S. Carriers accrued $0.02 per share for merger related expenses. We expect to close the merger in the second quarter of 2001."
M.S. Carriers will hold a conference call on April 18, 2001 at 9:00a.m. CDT regarding the first quarter earnings. The call may be accessed at (888) 423-3275 in the United States or (612) 332-0418 Internationally. The conference call will be available for replay from 12:30 p.m. CDT, April 18, 2001 until 12:00 p.m. CDT, April 25, 2001 at (800) 475-6701 in the United States and (320)
365-3844 Internationally using access code 582787.
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This information is in accordance with the company's current expectations and is subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. With respect to M.S. Carriers' financial results these uncertainties include, without limitation, the following: M.S. Carriers will have reasonable success recruiting and retaining experienced drivers and owner operators at the company's current compensation level; demand and pricing for the markets served by M.S. Carriers will remain at current levels; fuel will remain available and without rapid price fluctuations; and the company's accident experience will remain at historical levels. With respect to
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the proposed merger transaction with Swift these uncertainties include, without limitation, the following: the inability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of M.S. Carriers and Swift stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and costs savings anticipated from the merger may not be fully realized or may take longer to realize than expected; the risk that additional insurance and claims reserves and expenses may be incurred; disruptions from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and increased competition and its effects on pricing, spending, third-party relationships and revenues. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the 2000 Annual Report on Form 10-K of M.S. Carriers with the Securities Exchange Commission.

This press release is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933.


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                      M.S. CARRIERS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                           31-Mar-01           31-Dec-00

Assets
Current Assets:
 Cash & Cash Equiv.                        $      287,532      $      442,188
 Accts Receivable:
  Trade, Net                                   83,785,713          84,547,281
  Affiliate                                                        11,007,081
  Officers & Employees                          1,718,019           1,657,217
                                           --------------      --------------
                                               85,503,732          97,211,579

 Recoverable Income Taxes                       5,991,776           3,080,972
 Deferred Income Taxes                         14,078,000          14,113,152
 Prepaid Expenses & Other                      13,800,525           8,590,836
                                           --------------      --------------
Total Current Assets                          119,661,565         123,438,727

Property & Equipment
 Land & Land Improvements                      13,491,942          13,469,040
 Buildings                                     40,016,991          39,987,066
 Revenue Equipment                            566,742,379         567,967,605
 Service Equipment & Other                     56,522,084          56,118,261
 Construction in Progress                       2,976,729           2,895,443
                                           --------------      --------------
                                              679,750,125         680,437,415
 Less Accumulated Depr & Amortization         218,730,253         204,637,683
                                           --------------      --------------
                                             461,019,872         475,799,732

Other Assets                                   20,961,393          21,213,310
                                           --------------      --------------
Total Assets                               $  601,642,830      $  620,451,769
                                           --------------      --------------

Liabilities & Stockholders' Equity
Current Liabilities:
 Accounts Payable:
  Trade, Net                               $    5,298,319      $    7,398,017
  Affiliate                                       953,385
  Accrued Compensation and Related Costs        7,395,997           4,611,314
  Accrued Expenses                             15,465,644          13,139,878
  Claims Payable                               33,752,269          33,842,957
  Curr. Maturities of L.T. Debt                61,171,858          65,558,795
                                           --------------      --------------
    Total Current Liabilities                 124,037,472         124,550,961

 Fair Market Value of Interest Rate Swaps       3,039,900
 Long-Term Debt, Less Current Maturities      186,743,933         207,816,118
 Deferred Income Taxes                         70,258,516          69,929,823

 Stockholders' Equity:
  Common Stock                                    112,341             111,685
  Add. Paid In Capital                         61,868,748          60,567,768
  Retained Earnings                           161,384,911         160,321,332
  Notes Receivable from Officers                 (851,719)           (851,719)
  Cumulative Other Comprehensive Loss          (4,951,272)         (1,994,199)
                                           --------------      --------------
    Total Stockholders' Equity                217,563,009         218,154,867
 Total Liabilities & Stockholders' Equity  $  601,642,830      $  620,451,769
                                           --------------      --------------

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
                                                M.S. CARRIERS, INC. AND SUBSIDIARIES
                                                      STATEMENTS OF INCOME

                                                                  Three Months Ended
                                                                       31-Mar

                                                2001                               2000
                                                             Percent of                          Percent of
                                                              Revenue                             Revenue
Operating Revenues                             $182,183,334                        $167,068,901

Operating Expenses:
 Salaries, wages and benefits                    66,182,115     36.33%               53,042,521     31.75%
 Operations and maintenance                      38,481,921     21.12%               31,511,492     18.86%
 Taxes and licenses                               3,890,545      2.14%                3,225,958      1.93%
 Insurance and claims                             8,294,694      4.55%                4,991,473      2.99%
 Communications and utilities                     2,496,661      1.37%                2,071,188      1.24%
 Depreciation and amortization                   16,539,574      9.08%               18,208,486     10.90%
 Gain on disposal of revenue equipment             -139,340     -0.08%                  -12,934     -0.01%
 Rent and purchased transportation               37,440,981     20.55%               42,917,026     25.69%
 Other                                            2,269,418      1.25%                1,247,191      0.75%
                                               ------------     ------              -----------     ------
Total Operating Expenses                        175,456,569     96.31%              157,202,401     94.09%
                                               ------------     ------              -----------     ------
Operating Income                                  6,726,765      3.69%                9,866,500      5.91%

Other Expense (income):
 Interest Expense                                 4,740,860      2.60%                3,424,101      2.05%
 Other                                              194,637      0.11%                 -630,361     -0.38%
                                               ------------     ------              -----------     ------
                                                  4,935,497      2.71%                2,793,740      1.67%
                                               ------------     ------              -----------     ------
Income before income taxes                        1,791,268      0.98%                7,072,760      4.23%
Income taxes                                        727,689      0.40%                2,458,472      1.47%
                                               ------------     ------              -----------     ------
Net Income                                     $  1,063,579      0.58%             $  4,614,288      2.76%

Diluted Earnings per share                     $       0.09                         $      0.38
Common Shares & Common Share Equivalents         11,732,694                          12,189,276

Note: Due to the requirements of FAB 101, for 2001 fuel surcharges are now classified as revenue instead of offsetting fuel expense in operations and maintenance.  For comparability, the statement of income for
      2000 has been modified to reflect this change.

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
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                       M.S. CARRIERS, INC. AND SUBSIDIARIES
                               OPERATING STATISTICS

                                       Three Months Ended
                                             31-Mar

                                     2001                     2000
                                     ----                     ----

Total Miles                      140,082,130              123,738,440
Empty Miles                       21,267,241               16,645,696
Empty Mile %                           15.18%                   13.45%

Trucking Revenue                $174,019,380             $150,652,616
Revenue per Mile                       1.242                    1.218
Revenue per Loaded Mile                1.465                    1.407

Ending Company Tractors                3,704                    3,430
Ending Leased Owner Operators            689                      602
Ending Owner Operators                   614                      685
                                ------------             ------------
Ending Tractors                        5,007                    4,717

Beginning Company Tractors             3,733                    3,283
Beginning Leased Owner                   718                      562
Operators
Beginning Owner Operators                678                      743
                                ------------             ------------
Beginning Tractors                     5,129                    4,588

Utilization                            2,169                    2,042
Revenue per Tractor per Week    $      2,695             $      2,485

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                       M.S. CARRIERS, INC. AND SUBSIDIARIES
                            Product Revenue Statistics

                                                  Three Months Ended
                                                       31-Mar
01234567890123456789012345678901234567890123456789012345678901234567890123456789
0
                                                                   Percentage
                                                                      of
                                              2001          2000     Change
                                              ----          ----
Domestic Irregular Route Trucking           $ 104,780     $ 92,373     13%
International Irregular Route Trucking         35,570       33,887      5%
Dedicated Route Trucking                       33,669       24,393     38%
                                            ---------     --------
Trucking Revenue                              174,019      150,653     16%

Logistics Revenue                                -          17,261    100%

Inter Divisional Elimination and Other (1)      8,164         (845)    N/A
                                            ---------     --------

Total Revenue                               $ 182,183     $167,069      9%
                                            =========     =========

Trucking Operating Ratio                         96.3%        93.9%   -2.4
points

Logistics Operating Ratio                       N/A           96.1%    N/A

Total Company Operating Ratio                    96.3%        94.1%   -2.2
points

(1) For 2001, this includes revenues from the lease purchase program and fuel surcharges. For 2000, this includes intercompany elimination for logistics revenue and fuel surcharges.